Charles J. Bair
+1 858 550 6142
cbair@cooley.com
October 5, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Deanna Virginio and Tim Buchmiller
Re:       Kronos Bio, Inc.
Registration Statement on Form S-1
Filed September 18, 2020
File No. 333-248925
Ladies and Gentlemen:
On behalf of Kronos Bio, Inc. (“Kronos” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 30, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).
In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter
For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.
Registration Statement on Form S-1 filed September 18, 2020
Overview, page 2
1.We note your disclosure leading into the discovery table that you anticipate submitting an IND for a drug candidate arising from one of the programs identified in your table in 2022. Please balance this disclosure by indicating, if true, that you may not successfully identify novel product candidates that can selectively modulate the specific oncogenic TRNs specified in this table.
Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 4, 92 and 112 of the Amended Registration Statement.
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

Prior Development of ENTO, page 122
2.We note your additional disclosure in response to our prior comment 6. Please revise to clarify, if true, that the investigator could not determine that the 14 serious AE's were unrelated to treatment.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Amended Registration Statement.
Therapeutic Rationale and Clinical Data in HOX/MEIS-High AML, page 125
3.We note your additional disclosure in response to our prior comment 7. We also note your disclosure that you intend to develop ENTO in combination with IC in newly-diagnosed AML patients with NPM1 mutations. Please revise to clarify if the differences between CR rates for patients receiving the IC and ENTO combination therapy with just NPM1 mutations and the historical CR rates for patients with NPM1 mutations receiving IC therapy alone are statistically significant.
Response: In response to the Staff’s comment and based on our oral discussions with the Staff on October 2, 2020, the Company has revised its disclosure on pages 124 and 125 of the Amended Registration Statement.
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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 5, 2020

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.
Sincerely,

/s/ Charles J. Bair
Charles J. Bair
Cooley LLP
cc:        Norbert Bischofberger, Ph.D., Kronos Bio, Inc.
Charles S. Kim, Cooley LLP
Chadwick L. Mills, Cooley LLP
Asa M. Henin, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com